1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug 10, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2016: On a consolidated basis, revenues for July 2016 were approximately NT$76.39 billion, a decrease of 6.1 percent from June 2016 and a decrease of 5.6 percent from July 2015. Revenues for January through July 2016 totaled NT$501.70 billion, a decrease of 1.3 percent compared to the same period in 2015.

TSMC July Revenue Report (Consolidated):

(Unit: NT$ million)
Period	July 2016	June 2016	M-o-M Increase (Decrease) %	July 2015	Y-o-Y Increase (Decrease) %	January to July 2016	January to July 2015	Y-o-Y Increase (Decrease) %
Net Revenues	76,392	81,391	(6.1)	80,953	(5.6)	501,697	508,427	(1.3)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
July	Net sales	76,391,654	80,952,810
Jan. - July	Net sales	501,696,861	508,426,706

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	40,260,927	2,970,668

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	299,113,534	39,322,239

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	20,736,983	38,126,611	—
	Mark to Market Profit/Loss	56,744	186,523	—
	Unrealized Profit/Loss	95,972	186,523	—
Expired Contracts	Notional Amount	252,938,851	13,452,895	17,855,900
	Realized Profit/Loss	2,623,207	129,094	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,937,310
	Mark to Market Profit/Loss	15,402
	Unrealized Profit/Loss	41,348
Expired Contracts	Notional Amount	45,132,835
	Realized Profit/Loss	(153,612)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	515,464
	Mark to Market Profit/Loss	5,440
	Unrealized Profit/Loss	7,087
Expired Contracts	Notional Amount	2,342,326
	Realized Profit/Loss	11,323
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,607,380
	Mark to Market Profit/Loss	8,553
	Unrealized Profit/Loss	8,553
Expired Contracts	Notional Amount	322,010
	Realized Profit/Loss	2,105
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(3,927)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	223,202
	Mark to Market Profit/Loss	272,341
	Unrealized Profit/Loss	(4,179)
Expired Contracts	Notional Amount	991,655
	Realized Profit/Loss	(11,643)
Equity price linked product (Y/N)		N